<u>Mail Stop 3561</u>

November 19, 2008

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

>   **RE: SuperDirectories, Inc. ("the company")**
>   **Registration Statement on Form 10**
>   **File No. 0-51533**

Dear Mr. Lalonde:

    We have completed our review of your Form 10 registration statement and related filings and have no further comments at this time.

Sincerely,

John Reynolds,
Assistant Director